EXHIBIT 3

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and reflect Management’s best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the financial statements.

Jamie C. Sokalsky
Senior Vice President and Chief Financial Officer
Toronto, Canada
February 5, 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS
OF BARRICK GOLD CORPORATION

We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2002 and 2001, the consolidated statements of income, cash flow and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in Canada.

Chartered Accountants
Toronto, Canada
February 5, 2003

CONSOLIDATED STATEMENTS OF INCOME

Barrick Gold Corporation

For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars, except per share data, CANADIAN GAAP Basis)

	2002	2001	2000

		(note 2B)	(note 2B)

Gold Sales (note 24)	$1,947	$1,324	$1,307

Costs and expenses
Operating (notes 4 and 24 )	1,073	633	533
Amortization – property, plant and equipment	450	343	332
Amortization – intangible assets	33	—	—
Administration	64	46	35
Exploration and business development	52	40	41
Provision for mining assets (note 5)	—	—	1,330

	1,672	1,062	2,271

Interest and other income (note 6)	42	11	10
Interest expense (note 15)	(57)	(14)	(6)
Non-hedge derivative gains (losses) (note 22)	(32)	27	17

Income (loss) before income taxes	228	286	(943)
Income taxes (note 7)	1	(15)	175

Net income (loss) for the year	$229	$271	$(768)

Earnings per share data (note 8):
Net income (loss)
Basic and diluted	$0.42	$0.68	$(1.94)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Barrick Gold Corporation

For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars, CANADIAN GAAP Basis)

	2002	2001	2000

		(note 2B)	(note 2B)

OPERATING ACTIVITIES
Net income (loss) for the year	$229	$271	$(768)
Amortization	483	343	332
Changes in capitalized mining costs	29	17	39
Provision for mining assets (note 5)	—	—	1,330
Future income taxes (note 7)	(60)	(9)	(232)
Other items (note 27)	(29)	57	171

Net cash provided by operating activities	652	679	872

INVESTING ACTIVITIES
Property, plant and equipment	(291)	(549)	(698)
Short-term investments	159	(157)	—
Business combinations and property acquisitions (note 3)	—	18	(115)
Other	11	(9)	23

Net cash used in investing activities	(121)	(697)	(790)

FINANCING ACTIVITIES
Proceeds from stock options exercised	83	7	6
Long term debt
Proceeds	—	49	137
Repayments	(25)	—	(15)
Dividends	(119)	(87)	(87)

Net cash (used in) provided by financing activities	(61)	(31)	41

Net increase (decrease) in cash and equivalents	470	(49)	123
Cash and equivalents at beginning of year (note 26)	574	623	500

Cash and equivalents at end of year (note 26)	$1,044	$574	$623

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Barrick Gold Corporation

At December 31, 2002 and 2001
(in millions of United States dollars, CANADIAN GAAP Basis)

	2002	2001

ASSETS
Current assets
Cash and equivalents (note 26)	$1,044	$574
Short-term investments (note 9)	36	209
Accounts receivable (note 10)	72	56
Inventories and other current assets (note 11)	176	214

	1,328	1,053
Property, plant and equipment (note 12)	3,881	4,812
Capitalized mining costs (note 2B)	272	301
Intangible assets (note 3)	724	—
Goodwill (note 3)	1,247	1,347
Other assets (note 13)	252	175

Total assets	$7,704	$7,688

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$164	$155
Other current liabilities (note 14)	282	308

	446	463
Long-term debt (note 15)	757	793
Other long-term obligations (note 16)	353	379
Future income taxes (note 17)	552	632

Total liabilities	2,108	2,267

Shareholders’ equity
Capital stock (note 18)	5,040	4,954
Retained earnings	577	467
Cumulative foreign currency translation adjustments	(21)	—

Total shareholders’ equity	5,596	5,421

Commitments and contingencies (note 21)

Total liabilities and shareholders’ equity	$7,704	$7,688

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Barrick Gold Corporation

For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars, CANADIAN GAAP Basis)

	2002	2001	2000

Common shares (number in millions)
At January 1	536	396	396
Issued for cash/on exercise of stock options	6	—	—
In full consideration for all outstanding shares of
Homestake Mining Company (note 3A)	—	140	—

At December 31	542	536	396

Common shares (amount in millions)
At January 1	$4,954	$2,715	$2,709
Issued for cash/on exercise of stock options	86	7	6
In full consideration for all outstanding shares of
Homestake Mining Company (note 3A)	—	2,232	—

At December 31	$5,040	$4,954	$2,715

Retained earnings
At January 1	$467	$283	$1,445
Change in accounting policy for revenue recognition (note 2B)	—	—	(23)
Change in accounting policy for income taxes (note 2B)	—	—	(284)
Net income (loss)	229	271	(768)
Dividends	(119)	(87)	(87)

At December 31	$577	$467	$283

Cumulative foreign currency translation adjustments	$(21)	$—	$—

Total shareholders’ equity at December 31	$5,596	$5,421	$2,998

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation

Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1	NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. We also use derivative instruments in a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates on our business (note 22). Our operations are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, gold production levels, cash operating costs, interest rates and the level of exploration expenditures are some of the things that affect our operating cash flow and profitability. Due to the global nature of our operations, we are also affected by such things as fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. We seek to mitigate the risks associated with our business, but many of the factors affecting these risks are beyond our control.

2	SIGNIFICANT ACCOUNTING POLICIES

A	Basis of presentation

The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). We include consolidated financial statements prepared under Canadian GAAP (in United States dollars) in our Proxy Statement that we file with various Canadian regulatory authorities. Summarized below are the accounting policies under Canadian GAAP that we consider particularly significant to us. References to the Company in these financial statements relate to Barrick and its consolidated subsidiaries. We have reclassified certain prior-year amounts to conform with the current year presentation.

The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect:

•	the reported amounts of assets and liabilities;

•	disclosures of contingent assets and liabilities; and

•	revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves and non-reserve material expected to be converted into proven and probable reserves, and/or assumptions of future gold prices. Such estimates and assumptions affect:

•	the values of assets and liabilities acquired in business combinations, as well as allocations of goodwill to reporting units;

•	the value of inventories (which are stated at the lower of average cost and net realizable value);

•	decisions as to when exploration and mine development costs should be capitalized or expensed;

•	whether property, plant and equipment, capitalized mining costs, intangible assets and goodwill may be impaired;

•	our ability to realize income tax benefits recorded as future income tax assets; and

•	the rate at which we charge amortization to earnings.

We also estimate:

•	costs associated with reclamation and closure of mining properties;

•	remediation costs for inactive properties;

•	the fair values of derivative instruments; and

•	the likelihood and amounts associated with contingencies.

We regularly review the estimates and assumptions that affect our financial statements, however, what actually happens could differ from those estimates and assumptions.

B	Accounting changes

Deferred stripping costs

Historically, we classified deferred stripping costs as part of Property, plant and equipment on our Consolidated Balance Sheet. In 2002 we began classifying these costs as a separate line item, Capitalized mining costs. Total capitalized mining costs at December 31, 2002 were $272 million. The comparative amount at December 31, 2001 of $301 million, has also been reclassified.

Also, we historically classified expenditures for stripping costs as part of Purchases of property, plant and equipment in Investing activities in our Consolidated Statement of Cash Flows. In 2002, we began classifying these expenditures as part of Changes in capitalized mining costs, in Operating activities. Expenditures for stripping costs for the year ended December 31, 2002 were $121 million. We also reclassified the comparative amounts for 2001 of $133 million and 2000 of $98 million. We made these changes to reflect the operating nature of stripping activities. The changes had no effect on earnings.

Revenue recognition

Effective January 1, 2002, we changed our accounting policy for revenue recognition. Previously, revenue from the sale of gold and by-products was recognized when the product was in saleable form; a sales agreement had been entered into that established quantities and price; and collectibility was reasonably assured. Under our amended revenue recognition policy, which is consistent with our accounting policy under United States generally accepted accounting principles, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms of the arrangement, the price is fixed or determinable and collectibility is reasonably assured. For gold bullion sold under spot deferred contracts or in the spot market, revenue is recognized on transfer of title to the gold to counterparties. For gold concentrate, revenue is recognized on transfer of legal title to the concentrate to third party smelters based on the estimated gold and silver content of the concentrate at market spot prices. Adjustments to accounts receivable between the date of recognition and the settlement date, caused by changes in the market prices for gold and silver, are reflected in the statement of income when they occur. This accounting change has been applied retroactively with restatement of all prior periods presented. The effect of the change was an increase in net income of $12 million or $0.02 per share in 2002; an increase in net income of $13 million or $0.03 per share in 2001; an increase in net loss of $2 million or $0.01 per share in 2000 net of income tax effects of $5 million, $5 million and $3 million, respectively as well as a cumulative reduction of retained earnings at January 1, 2000 of $23 million.

Goodwill and other intangible assets

On January 1, 2002, we changed our accounting policy for goodwill and other intangible assets as required by CICA Handbook section 3062, Goodwill and Other Intangible Assets (“CICA 3062”). Under this new standard, goodwill and intangible assets with an indefinite life are no longer amortized to income over time, but tested for impairment on adoption of the standard and at least annually thereafter to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined. In accordance with the requirements of CICA 3062, we have adopted this new accounting standard prospectively, and amounts presented for prior periods have not been restated.

Stock-based compensation

Effective January 1, 2002, we adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are generally applied prospectively to awards granted on or after the date of adoption except that retroactive application, without restatement, is required for outstanding awards at January 1, 2002 where the awards call for settlement in cash or other assets, or for stock appreciation rights that call for settlement by the issuance of equity instruments.

As permitted by CICA 3870, we have elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options awarded to employees under our stock-based compensation plan. Accordingly, no compensation cost is recognized for our stock options when the exercise price is equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period, for which an income statement is provided, the pro forma net income and net income per share, as if the fair value based accounting method had been used to account for stock-based compensation cost. Details of pro forma net income and net income per share are set out in note 19A.

Under CICA 3870, awards under our Restricted Stock Unit plan (the “RSU plan”) are required to be accounted for based on their fair value, which is consistent with our existing accounting policy for these awards.

Income taxes

We adopted CICA Handbook section 3465, “Income Taxes” in 2000. In accordance with CICA Emerging Issues Committee Abstract No. 108, we chose not to restate prior period comparative carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. Initial implementation of the new provisions had the effect of: increasing property, plant and equipment by $69 million; increasing future income tax liabilities by $353 million; and reducing retained earnings by $284 million. The adoption of the new standards had no effect on net income for fiscal 2000.

C	Basis of consolidation

These consolidated financial statements include the accounts of Barrick and its subsidiaries. Intercompany transactions and balances are eliminated upon consolidation. We control our subsidiaries through existing majority voting interests. We present our proportionate interest in the assets, liabilities, revenues, expenses and cash flows of unincorporated joint ventures in our financial statements.

D	Foreign currency translation

The functional currency of all our operations, except for our Argentinean operations where it is the Argentinean peso, is the United States dollar (“the US dollar”). Except for our Argentinean operations, we remeasure balances into US dollars as follows:

•	non-monetary assets and liabilities using historical rates;

•	monetary assets and liabilities using period-end exchange rates; and

•	income and expenses using average exchange rates, except for expenses related to assets and liabilities remeasured at historical exchange rates.

Gains and losses arising from remeasurement of foreign currency financial statements into US dollars, and from foreign currency transactions, are included in earnings.

For our Argentinean operations, we translate assets and liabilities into US dollars using period-end exchange rates; and revenues and expenses using average rates. We record the resulting translation adjustments in a cumulative translation adjustments account, a part of shareholders’ equity.

E	Other significant accounting policies

Other aspects of our financial statements including our other significant accounting policies, and the note and page where they can be found are:

	Note	Page

Business combinations and property acquisitions	3	10
Operating costs	4	12
Provision for mining assets	5	12
Interest and other income	6	13
Income taxes	7	13
Earnings per share	8	13
Short-term investments	9	14
Accounts receivable and revenue recognition	10	14
Inventories and other current assets	11	14
Property, plant and equipment	12	15
Other assets	13	16
Other current liabilities	14	16
Long-term debt	15	16
Other long-term obligations	16	17
Other post-retirement benefits	16	17
Future income taxes	17	18
Capital stock	18	19
Employee stock-based compensation	19	20
Pension plans	20	21
Commitments and contingencies	21	23
Derivative instruments	22	25
Fair value of financial instruments	23	29
Segment information	24	30
Joint ventures	25	32
Cash and equivalents	26	32
Supplemental cash flow information	27	32

3	BUSINESS COMBINATIONS AND PROPERTY ACQUISITIONS

A	Homestake Mining Company

On December 14, 2001, a wholly-owned subsidiary of Barrick acquired Homestake Mining Company (“Homestake”). Homestake was a global gold mining company with its primary operations in the United States, Australia, Canada and Argentina. Under the terms of the agreement, approximately 140 million shares of Barrick common stock were issued in exchange for all of the outstanding shares of Homestake common shares based upon an exchange ratio of 0.53:1. The acquisition has been accounted for as a purchase for Canadian GAAP purposes, with the results of Homestake’s operations included in the consolidated financial statements effective December 31, 2001. For US GAAP purposes, the acquisition has been accounted for as a pooling-of-interests. Under Canadian GAAP, the method of accounting used for business combinations depends upon whether or not one of the combining companies can be identified as an acquirer. In the Barrick/Homestake combination, where voting shares were exchanged to effect the combination, factors relating to control over the resultant combined company must be considered. A company whose shareholders (as a group) hold more than 50% of the voting shares of the combined company will normally be identified as the acquirer. In this case, the Barrick shareholders (as a group) held in excess of 70% of the voting shares of the combined company and Barrick was therefore identified as the acquirer. Accordingly, the combination has been accounted for as a purchase for Canadian GAAP purposes.

The aggregate purchase price was $2,250 million comprising common stock of $2,220 million and the fair value of stock options issued to Homestake employees of $30 million. In addition, we incurred $18 million in share issue costs, which have been offset against capital stock. The value of the 140 million common shares issued was determined based on the average market price of our common shares over the five-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Current assets include cash and equivalents of $36 million. Accounts payable and accrued liabilities include termination and restructuring costs of $65 million.

Current assets	$205
Property, plant and equipment	687
Other long term assets	144
Intangible assets	757
Goodwill	1,247

Total assets acquired	3,040

Current liabilities	(202)
Long-term debt	(74)
Future income taxes	(215)
Other long term obligations	(299)

Total liabilities assumed	(790)

Net assets acquired	$2,250

During 2002 we finalized the valuations of tangible and intangible assets acquired, as well as the allocation of goodwill to reporting units.

The major adjustments during 2002 to the provisional purchase price allocation at the end of 2001 were: a decrease in property, plant and equipment of $753 million reflecting the final valuations of these assets and reclassification of the fair value of rights to mine reserves and resources of $757 million under intangible assets; an increase in intangible assets by $757 million reflecting the fair values of acquired mining rights for mineral reserves and resources; a decrease in future income tax liabilities by $50 million and a decrease in goodwill acquired by $100 million reflecting the net effect of the changes in fair values of acquired tangible and intangible assets and liabilities.

We allocated goodwill to reporting units by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. Details of allocations of goodwill to operating segments are as follows:

Kalgoorlie	$262
Pascua-Lama	251
Veladero	154
Cowal	186
Hemlo	109
Plutonic	130
Eskay Creek	27
Round Mountain	25
Other	103

$1,247

We test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of the reporting unit (including goodwill). If the fair value exceeds this carrying amount, we consider that goodwill is not impaired. If the fair value is less than this carrying amount, then we estimate the fair values of all assets and liabilities in the reporting unit, and compare the net amount of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount to this fair value. No provisions were required in 2002 to reflect the impairment of goodwill. We do not expect any of the acquired goodwill to be deductible for income tax purposes.

Details of acquired intangible assets are as follows:

	As at December 31, 2002		As at December 31, 2001

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Mining rights for proven and probable reserves	$533	$33	$—	$—
Mining rights for mineralized material	224	—	—	—

Total	$757	$33	$—	$—

Amortization of intangible assets

We amortize the carrying amounts of mining rights for proven and probable reserves as gold is produced and sold using the units of production method based on the estimated recoverable ounces in proven and probable reserves. Amortization of the carrying amounts of mining rights for mineralized material will commence when the mineralized material is converted into proven and probable reserves.

Impairment assessments for intangible assets

We review and test the carrying amounts of intangible assets for impairment in accordance with the policy described in note 12C for property, plant and equipment.

B	Pangea Goldfields Inc.

On July 27, 2000, we acquired Pangea Goldfields Inc., an exploration company, for cash of $131 million. We accounted for the acquisition as a purchase, and assigned values of $140 million to total assets acquired, including $16 million in cash, and $9 million to liabilities assumed.

4	OPERATING COSTS

For the years ended December 31	2002	2001	2000

Cost of goods sold	$985	$478	$384
Amortization of capitalized mining costs	150	150	137
By-product revenues	(119)	(40)	(37)
Royalty expenses	37	25	31
Production taxes	5	3	5
Reclamation and closure costs	15	17	13

	$1,073	$633	$533

Amortization of capitalized mining costs

We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs.” We record amortization of amounts deferred based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period to period results of operations. The application of our deferred stripping accounting policy in 2002 resulted in an increase in operating costs by $29 million compared to actual costs incurred (2001 — $17 million increase, 2000 — $39 million increase).

Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios (1)

For the years ended December 31	2002	2001	2000

Betze-Post (Goldstrike)	112:1	98:1	98:1
Pierina	48:1	21:1	19:1

(1)	The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

The average remaining life of the above open-pit mine operations for which we capitalize mining costs is 9 years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

Royalties

Most of our properties are subject to royalty obligations based on mineral production at the properties, under various methods of calculation. The most significant royalties are at Goldstrike, Bulyanhulu and Pascua-Lama. Most Goldstrike production is subject to a net smelter return (NSR) or net profits interest (NPI) royalty payable on the value of mineral production. The highest Goldstrike royalties are a 5% NSR and a 6% NPI. Bulyanhulu is subject to an NSR-type royalty of 3%. A part of Pascua-Lama gold production will be subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR royalty on copper production. Another part of Pascua-Lama is subject to a 3% NSR royalty on extraction of all gold, silver, and other ores.

5	PROVISION FOR MINING ASSETS

In 2000, we completed a review of our property, plant and equipment that was mainly triggered by the level of gold prices at the time, using the policy described in note 12C. As a result, we reduced the carrying values of various assets. The review was triggered by a number of events, including our long-term view of the price of gold at the time of the review. We recorded a $1.1 billion non-cash provision, net of income taxes of $230 million to write down various assets, including the Pascua-Lama Project in Chile and Argentina; the Pierina property in Peru and certain exploration properties; low-grade stockpile inventories and the carrying amounts of our SJ royalty claims at the Betze-Post Mine in the United States; and the Bousquet Mine in Canada.

6	INTEREST AND OTHER INCOME

For the years ended December 31	2002	2001	2000

Interest income	$28	$26	$27
Foreign currency translation gains (losses)	2	(8)	—
Other	12	(7)	(17)

	$42	$11	$10

7	INCOME TAXES

For the years ended December 31	2002	2001	2000

Current
Canada	$(44)	$(4)	$(3)
Foreign	(15)	(20)	(54)

	(59)	(24)	(57)

Future (note 17)
Canada	58	33	49
Foreign	2	(24)	183

	60	9	232

Income tax credit (expense)	$1	$(15)	$175

Because we operate in a specialized industry and in several tax jurisdictions, our income is subject to varying rates of taxation. Major items causing our income tax rate to differ from the Canadian federal statutory rate of 38% are:

For the years ended December 31	2002	2001	2000

Income tax (expense) credit based on statutory rate	$(87)	$(102)	$358
(Increase) decrease resulting from:
Resource and depletion allowances	12	4	28
Earnings in foreign jurisdictions at different tax rates	67	97	76
Provision for mining assets	—	—	(276)
Non-deductible expenses	(9)	(18)	(4)
Change in valuation allowance	(3)	(37)	(25)
Outcome of income tax uncertainties	22	—	—
Other	(1)	41	18

Income tax credit (expense)	$1	$(15)	$175

The main temporary differences and their tax effects are:
Amortization	$23	$(20)	$(2)
Reclamation costs	(4)	(6)	(1)
Net operating losses	22	35	2
Provision for mining assets	—	—	230
Other	19	—	3

	$60	$9	$232

8	EARNINGS PER SHARE

We compute basic earnings per share by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options. In periods where a net loss is reported, such as in 2000, basic and diluted loss per share are the same because the effect of exercise of stock options would be anti-dilutive.

The weighted average number of common shares outstanding for the year was 541 million shares (2001 — 396 million shares, 2000 — 396 million shares). The number of shares for the diluted net income per share calculation was 541 million shares (2001 — 397 million shares, 2000 — 396 million shares).

9	SHORT-TERM INVESTMENTS

Debt and equity securities

Carrying amount at December 31	2002	2001

Commercial paper and term deposits(1)	$—	$159
Fixed-income securities(2)	7	14

Total debt securities	7	173
Equity securities(2)	29	36

	$36	$209

(1)	As part of our cash management program, we invest in commercial paper and term deposits with initial maturities in excess of three months, but less than one year.

(2)	Under a deferred compensation plan for certain former Homestake executives we hold a portfolio of marketable fixed-income and equity securities. Declines in market value judged to be other than temporary are recognized in determining net income. The fair value of the investments at December 31, 2002 are reflected in note 23.

10	ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION

At December 31	2002	2001

Amounts due from customers	$30	$38
Taxes recoverable	12	11
Other	30	7

	$72	$56

Amounts due from customers

We recognize revenue from the sale of gold and by-products when the following conditions are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred under the terms of the arrangement;

•	the price is fixed or determinable; and

•	collectibility is reasonably assured.

For gold bullion sold under forward sales contracts or in the spot market, we recognize revenue on transfer of title to the gold to counterparties. For gold concentrate, we recognize revenue from the measurable quantities of gold and silver on transfer of legal title to the concentrate to third-party smelters. Revenue from the sale of by-products such as silver and copper is credited against operating costs.

11	INVENTORIES AND OTHER CURRENT ASSETS

At December 31	2002	2001

Gold in process and ore in stockpiles	$105	$134
Mine operating supplies	59	57
Derivative assets	—	8
Prepaid expenses	12	15

	$176	$214

Gold in process and ore in stockpiles

We record gold in process, ore in stockpiles and mine operating supplies at the lower of average cost and net realizable value. For gold in process and ore in stockpiles, cost includes materials and labor as well as an allocation of amortization of property, plant and equipment.

Gold in process and ore in stockpiles excludes $61 million (2001 — $46 million) of stockpiled ore that we do not expect to process in the next 12 months. This amount is included in other assets. We process ore in stockpiles under a life of mine plan that is intended to optimize use of our known mineral reserves, present plant capacity and pit design. Historically, the market price of gold has not significantly affected the timing of processing of ore in stockpiles.

Our Goldstrike property is the only one that has significant stockpiled ore. The stockpiles consist of two ore types: ore that will require autoclaving; and ore that will require roasting. Processing of roaster ore commenced on start-up of the roaster facility in 2000. We are now processing ore from both the autoclave and roaster stockpiles. We expect to fully process the autoclave stockpile by 2009 and the roaster stockpile by 2016.

12	PROPERTY, PLANT AND EQUIPMENT

At December 31	2002	2001

Property acquisition and mine development costs	$4,096	$4,636
Buildings, plant and equipment	1,460	2,041

	5,556	6,677
Accumulated amortization	(1,675)	(1,865)

	$3,881	$4,812

A	Property acquisition and mine development costs

We capitalize payments for the acquisition of land and mineral rights. After acquisition, a number of things affect the recoverability of the cost of land and mineral rights, and in particular the results of exploration drilling. The length of time between the acquisition of land and mineral rights and the time when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget.

We capitalize mine development costs on our properties after proven and probable reserves have been found. We also capitalize costs for certain material that does not meet all the criteria required for classification as proven or probable reserves. Management’s determination as to whether the existence of non-reserve material should result in the capitalization of costs or the material should be included in the amortization and recoverability calculations is based on the existence of various factors, including, but not limited to: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable.

We start amortizing capitalized costs when production begins. Amortization is calculated using the units-of-production method based on the estimated recoverable ounces of gold in proven and probable reserves and non-reserve material expected to be converted into proven and probable reserves.

We capitalize financing costs, including interest, relating to mine development costs while development or construction activities at the properties are in progress. Capitalization occurs without restriction to specific borrowings. We stop capitalizing financing costs when the asset or mine is substantially complete and ready for its intended use.

B	Buildings, plant and equipment

We record buildings, plant and equipment at cost and amortize them net of their residual value, using the straight-line method over their estimated useful lives. The longest estimated useful life for buildings and mill equipment is 25 years; and for mine equipment is 15 years.

We expense repairs and maintenance expenditures as incurred. We capitalize major improvements and replacements that increase productive capacity or extend the useful life of an asset, and amortize them over the remaining estimated useful life of the related asset.

C	Property evaluations

We review and test the carrying amounts of our mineral properties and related buildings, plant and equipment when events or changes in circumstances suggest that the carrying amount may not be recoverable. If we have reason to suspect an impairment may exist, we prepare estimates of future net cash flows that we expect to generate for the related asset or group of assets. The cash flow estimates are based on:

•	estimated recoverable ounces of gold (considering proven and probable mineral reserves and non-reserve material expected to be converted into mineral reserves);

•	estimated future commodity prices (considering historical and current prices, price trends and related factors); and

•	expected future operating costs, capital expenditures and reclamation expenditures.

We record a reduction of the assets or group of assets to their estimated net recoverable amount as a charge to earnings, if the estimated undiscounted future net cash flows are less than the carrying amount.

13	OTHER ASSETS

At December 31	2002	2001

Ore in stockpiles (note 11)	$61	$46
Taxes recoverable	35	36
Derivative assets	16	16
Future income tax assets (note 17)	45	—
Note receivable	14	17
Restricted cash	8	12
Debt issue costs	11	11
Deferred stock compensation (note 20A)	5	8
Prepaid pension asset (note 20)	7	5
Other	50	24

	$252	$175

14	OTHER CURRENT LIABILITIES

At December 31	2002	2001

Current part of reclamation and closure obligations (note 16)	$34	$80
Merger and related costs(1)	3	65
Litigation (note 21)	58	56
Derivative liabilities	32	—
Income taxes payable	52	43
Pension benefits (note 20)	9	1
Current part of long-term debt (note 15)	20	9
Deferred revenue(2)	35	30
Other	39	24

	$282	$308

(1)	In 2002, cash payments of merger and related costs totaled $50 million. Other amounts totaling $10 million were settled through pension plan benefit enhancements.

(2)	Deferred revenue will be recorded in earnings in: 2003 — $17 million; 2004 — $7 million; 2005 — $4 million; 2010 — $7 million.

15	LONG-TERM DEBT

At December 31	2002	2001

Debentures	$500	$500
Project financing – Bulyanhulu	194	200
Variable rate bonds	80	80
Capital leases	3	22

	777	802
Current part	(20)	(9)

	$757	$793

Interest expense

For the years ended December 31	2002	2001	2000

Interest incurred	$59	$56	$50
Less: capitalized	(2)	(42)	(44)

Interest expense	$57	$14	$6

A	Debentures

On April 22, 1997, we issued $500 million of redeemable, non-convertible debentures. The debentures bear interest at 7.5% per annum, payable semi-annually, and mature on May 1, 2007. In 2002, we entered into interest-rate swap contracts as a fair value hedge of our interest rate risk exposure on $250 million of the debentures, effectively converting them to floating-rate debt instruments (note 22). Under the swaps, we receive fixed-rate interest receipts at 7.5% in exchange for floating-rate interest payments of LIBOR plus a credit spread of 4.0%, which resulted in an effective rate of 5.7%.

B	Project financing – Bulyanhulu

One of our wholly-owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a limited recourse amortizing loan for $194 million. We have guaranteed the loan until completion, which occurred in March 2003. After completion, the loan became non-recourse. The loan is insured for political risks equally by branches of the Canadian government and the World Bank. The interest rate, inclusive of political risk insurance premiums, is LIBOR plus 2.6% before completion, and increases after completion to about LIBOR plus 3.6%. The effective interest rate for 2002, including amortization of debt-issue costs and political risk insurance, was 7.2% (2001 — 7.3%, 2000 — 9.2%). Interest includes payments made under a receive-floating, pay-fixed interest-rate swap which matches the loan principal over the term to repayment and has a fixed rate of 4.4%.

Scheduled repayments for each of the next five years are: 2003 — $20 million, 2004 — $24 million, 2005 — $31 million, 2006 — $34 million, 2007 — $34 million, 2008 and thereafter — $51 million.

C	Variable rate bonds

Certain of our wholly-owned subsidiaries have issued variable rate, tax-exempt bonds of $17 million (due 2004), $25 million (due 2029) and $38 million (due 2032) for a total of $80 million. We pay interest monthly on the bonds based on variable short-term, tax-exempt obligation rates. The average interest rate for 2002 was 1.4% (2001 — 1.9%). No principal repayments are due until cancellation, redemption or maturity.

D	Credit facilities

We have a credit and guarantee agreement (“Credit Agreement”) with a group of banks, which requires the group to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. The Credit Agreement, which is unsecured, matures in April 2007 and has an interest rate of LIBOR plus 0.27% to 0.35 % when used, and an annual fee of 0.08%. We have not drawn any amounts under the Credit Agreement.

16	OTHER LONG-TERM OBLIGATIONS

At December 31	2002	2001

Reclamation and closure costs	$247	$273
Pension benefits (note 20C)	48	57
Other post-retirement benefits	28	32
Restricted stock units (note 19B)	7	8
Other	23	9

	$353	$379

Reclamation and closure costs

We accrue estimates of future reclamation and closure costs at active mines over the life of the mines as revenue is recognized. Each period we expense an amount calculated using the units-of-production method based on the latest estimates of future reclamation and closure costs and recoverable ounces of gold contained in proven and probable reserves. After closure we record changes in estimates of reclamation and closure costs in earnings at the time of revision. At December 31, 2002 accrued costs at inactive mines totaled $169 million (2001 — $250 million).

Estimates of reclamation and closure costs reflect:

•	work that is required under applicable laws and regulations;

•	obligations under existing permits; and

•	where applicable, government mandated assumptions and methodologies.

We estimate that future reclamation and closure costs under present environmental regulations are $461 million. The major parts of this $461 million estimate are for: tailing and heap leach pad closure/rehabilitation — $83 million; demolition of buildings/mine facilities — $121 million; ongoing water treatment — $67 million; ongoing monitoring and care and maintenance — $129 million; and other costs — $61 million. At December 31, 2002 we had accrued a total of $281 million, (2001 — $353 million), including the current part of $34 million (2001 — $80 million).

Other post-retirement benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits, under which all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred. We amortize the deferred amounts when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amortization period is the average remaining life expectancy of participants. For 2002, we recorded a benefit expense of $nil.

We have assumed a health care cost increases of 7% in 2002, 7.5% in 2001 and 8% in 2000, decreasing ratability to 5% increases in 2006 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2002 would have increased or decreased the post-retirement benefit obligation by $2 million and would have had no effect on the benefit expense.

17	FUTURE INCOME TAXES

Net future income tax liabilities

At December 31	2002	2001

Assets
Operating loss carryforwards	$389	$312
Reclamation and closure costs	75	81
Property, plant and equipment	93	32
Post-retirement benefit plan obligations	46	48
Alternative minimum tax credit carryforwards	110	111
Other	56	61

Gross future tax assets	769	645
Valuation allowances	(436)	(433)

Net future income tax assets	$333	$212

Liabilities
Property, plant and equipment	(824)	(785)
Other	(16)	(59)

Future income tax liabilities	$(840)	$(844)

Net future income tax liabilities	$(507)	$(632)

Net future income tax liabilities consist of:
Future income tax assets – non-current	$45	$—
Future income tax liabilities – non-current	(552)	(632)

	$(507)	$(632)

Recognition and measurement

We recognize future income tax assets and liabilities for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. We measure future income tax assets and liabilities using substantively enacted rates that apply to the years when we expect to recover or settle the temporary differences. Our income tax expense or recovery includes the effects of changes in our future income tax assets and liabilities. We reduce future income tax assets by a valuation allowance, if we decide it is more likely than not that some or all of the assets will not be realized.

We measure and recognize future income tax assets and liabilities based on: our interpretation of relevant tax legislation; our tax planning strategies; estimates of the tax bases of individual assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effects of changes in our assessment of these estimates and factors when they occur.

We have not recorded future income taxes relating to undistributed earnings of foreign subsidiaries that are indefinitely invested. Such undistributed earnings amounted to about $1,251 million at December 31, 2002 and $1,499 million at December 31, 2001. If the undistributed earnings of those foreign subsidiaries were not indefinitely invested, a future income tax liability of $63 million at December 31, 2002, and $75 million at December 31, 2001, would be recorded.

Operating loss carryforwards amount to $1,456 million, of which $1,032 million do not expire and $424 million expire at various times over the next 20 years. Alternative minimum tax credit carryforwards amount to $110 million and do not expire.

Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada — 1997, United States — 1998 and Peru — 2000. Other than the matter described in Note 21C relating to interest and penalties associated with a Peruvian tax assessment, we are not aware of any tax matters outstanding in any country in which we operate that could potentially have material adverse effect on our financial position or results of operations.

Valuation allowances

Because we operate in multiple tax jurisdictions, we consider the need for a valuation allowance on a country-by-country basis, taking into account the effects of local tax law. When a valuation allowance is not recorded, we believe that there is sufficient positive evidence to support this conclusion.

When facts or circumstances change, we record an adjustment to a valuation allowance to reflect the economic effects of the change. The main factors that affect the amount of a valuation allowance are:

•	expected levels of future taxable income;

•	opportunities to implement tax plans that affect whether tax assets can be realized; and

•	the nature and amount of taxable temporary differences.

Levels of taxable income are affected by, among other things, prevailing gold prices; cash operating costs; changes in proven and probable gold reserves; and changes in interest rates and foreign currency exchange rates. It is reasonably possible that circumstances could occur resulting in a material change in the valuation allowances.

18	CAPITAL STOCK

A	Authorized capital

Our authorized capital stock includes an unlimited number of common shares, 9,764,929 First preferred shares, Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

B	Homestake Canada Inc. (“HCI”) Exchangeable shares

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. At December 31, 2002, 1.6 million (2001 — 3 million) HCI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares (2001 — 1.6 million common shares). The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million HCI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding HCI exchangeable share for 0.53 of a Barrick common share for each HCI exchangeable share.

Summarized financial information for HCI

For the year ended December 31	2002

Total revenues and other income	$203
Less: costs and expenses	191

Income before taxes	$12

Net loss	$(1)

At December 31	2002	2001

Current assets	$91	$43
Non-current assets	236	345

Total assets	327	388

Current liabilities	75	76
Notes payable	407	416
Other long-term liabilities	18	12
Future income taxes	122	121
Shareholders’ equity	(295)	(237)

Liabilities and shareholders’ equity	$327	$388

C	Dividends

In 2002, we declared and paid dividends in US dollars totaling $0.22 per share (2001 — $0.22 per share, 2000 — $0.22 per share).

19	EMPLOYEE STOCK-BASED COMPENSATION

A	Common stock options

At December 31, 2002, 22 million common stock options were outstanding, expiring at various dates to December 2, 2012. The exercise price of the options is set at our closing share price on the day before the grant date. They vest over four years at a rate of one quarter each year, beginning in the year after granting, and are exercisable over 10 years. At December 31, 2002, 5 million (2001 — 9 million, 2000 — 6 million) common shares, in addition to those currently outstanding, were available for granting options.

Stock option activity (shares in millions)

		Average		Average
	Shares	Price	Shares	Price
	(number)	(C$)	(number)	(US$)

At December 31, 1999	21		—
Granted	5	$24.24	—
Exercised	—	$22.95	—
Cancelled or expired	(4)	$32.77	—

At December 31, 2000	22		—
Granted	1	$24.32	—
Assumed in connection with the acquisition of Homestake	—		6	$16.67
Exercised	—	$22.77	—
Cancelled or expired	(4)	$29.66	—

At December 31, 2001	19		6
Granted	6	$24.71	—	—
Exercised	(4)	$24.79	(2)	$11.99
Cancelled or expired	(2)	$33.99	(1)	$25.10
At December 31, 2002	19		3

Stock options outstanding (shares in millions)

	Outstanding			Exercisable

	Shares	Average	Average	Shares	Average
Range of exercise prices	(number)	Price	Life (years)	(number)	Price

C$ options
C$22.55 – C$31.05	17	$25.43	8	7	$26.73
C$31.25 – C$44.25	2	$39.46	4	2	$39.84

Total	19		8	9

US$ options
US$8.96 – US$17.68	2	$12.24	5	1	$13.62
US$17.75 – US$40.66	1	$25.22	2	1	$25.47

Total	3		4	2

Besides the above common stock options, we are obliged to issue about 0.5 million common shares (2001 — 0.7 million common shares) in connection with outstanding stock options assumed as part of an acquisition. The options have an average exercise price of C$19.68 (2001 — C$19.34) and an average remaining term of three years (2001 — four years).

CICA 3870 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in CICA 3870 and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Under CICA 3870, we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

Option value information

For the years ended December 31 (per share and option amounts in dollars)	2002	2001	2000

Fair value per option	$6.40	$6.80	$5.80
Valuation assumptions:
Expected option term (years)	6	10	6
Expected volatility	40%	30%	30%
Expected dividend yield	1.4%	1.4%	1.4%
Risk-free interest rate	5.0%	5.5%	6.0%

Pro forma effects
Net income (loss), as reported	$229	$271	$(768)
Stock option expense	(21)	(25)	(26)

Pro forma net income (loss)	$208	$246	$(794)

Net income (loss) per share:
As reported
Basic and diluted	$0.42	$0.68	$(1.94)
Pro-forma
Basic and diluted	$0.38	$0.62	$(2.01)

B	Restricted stock units

In 2001, we put in place a restricted stock unit incentive plan (RSU Plan). Under the RSU Plan, a participant is granted a number of RSU’s, where each unit has a value equal to one Barrick common share at the time of grant. Each RSU, which vests and is paid out on the third anniversary of the date of grant, has a value equivalent to the market price of a Barrick common share. RSU’s are recorded at their fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the value of the units during the vesting period are recorded, with a corresponding adjustment to the carrying amount of deferred compensation. Compensation expense for the year ended December 31, 2002 was $3 million (2001 — $ nil). At December 31, 2002, the weighted average contractual life of outstanding RSUs was two years. At December 31, 2002 the value of outstanding RSU’s was $7 million, and is included in other long-term obligations.

RSU activity

		Fair value
	RSU's	per unit
	(in thousands)	(in dollars)

At December 31, 2000	—	$—
Granted	495	15.49

At December 31, 2001	495	$15.95
Cancelled	(30)	19.74

At December 31, 2002	465	$15.41

20	PENSION PLANS

A	Defined benefit pension plans

We have various qualified defined benefit pension plans that cover certain of our United States employees and provide benefits based on employees’ years of service. Our policy for these plans is to fund, at a minimum, the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed income securities and equity securities.

As well as the qualified plans, we have nonqualified defined benefit pension plans covering certain employees and a director of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The diversified assets held in this trust, which include cash of $1 million and short-term investments of $30 million, are recorded in our consolidated balance sheet and accounted for under our accounting policies for such assets. At December 31, 2002, the fair value of assets held in the trust was $31 million (2001 — $47 million).

Our pension expense includes the cost of employee benefits earned in the year, interest expense on the accrued benefit obligation, the expected return on the market value of plan assets, and amortization of deferred actuarial gains and losses.

Actuarial gains and losses arise when the actual return on plan assets for a period differs from the expected return on plan assets for that period, and when actual experience causes the expected and actuarial accrued benefit obligations to differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of participants.

Pension expense

For the year ended December 31	2002

Expected return on plan assets	$(17)
Service cost for benefits earned	3
Interest cost on benefit obligation	16
Actuarial gains	(1)
Effect of curtailments/settlements	1

Total cost	$2

B	Defined contribution pension plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans was $12 million in 2002 and $12 million in 2001.

C	Defined benefit pension plan actuarial information

2002

Accumulated benefit obligation (ABO)
Balance at January 1	$279
Service cost for benefits earned	3
Interest cost on benefit obligation	16
Actuarial gains	(1)
Benefits paid	(70)

Balance at December 31	$227

Fair value of plan assets
Balance at January 1	$235
Actual return on plan assets	(2)
Company contributions	7
Benefits paid	(70)

Balance at December 31	$170

Funded status	$(57)
Unrecognized net actuarial losses	9

Net liability recognized	$(48)

Pension plans where ABO exceeds the fair value of plan assets

At December 31	2002	2001

Projected benefit obligation	$193	$238
ABO	$193	$236
Fair value of plan assets	$132	$184

Benefit asset (liability)

At December 31	2002	2001

Prepaid pension asset	$7	$5
Accrued benefit plan liability — current	(7)	(1)
Accrued benefit plan liability — non-current	(48)	(57)

	$(48)	$(53)

Actuarial assumptions

For the years ended December 31	2002	2001

Discount rate	6.50%	6.75%
Expected return on plan assets	8.50%	8.50%
Compensation increases	5.00%	5.00%

Sensitivity analysis of actuarial assumptions(1)

	Effect on ABO	Effect on earnings

Expected return on plan assets	$—	$1
Discount rate	$18	$3

(1)	Effect of a one-percent change

21	COMMITMENTS AND CONTINGENCIES

A	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgement.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is likely that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not likely but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

B	Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List (“NPL”) of known or threatened releases of such substances. Homestake’s former uranium millsite near Grants, New Mexico is listed on the NPL.

C	Litigation and claims

Inmet litigation

In October 1997, Homestake Canada Inc. (“HCI”), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 million (US $59 million), which was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross Appeal of the decision regarding pre-judgement interest. A letter of credit of about C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as the defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint does not seek damages, but seeks an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks. We intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and deferred income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties, will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

D	Commitments

We have entered into various commitments in the ordinary course of business, including commitments to perform assessment work and other obligations necessary to maintain or protect our interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state environmental, health and safety permits.

22	DERIVATIVE INSTRUMENTS

A	Use of derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in: commodity prices (gold and silver), interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values or cash flows from these transactions and balances are offset by changes in the values of the derivatives. We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates.

In the normal course of our business, the main types of derivatives we hold and/or issue are:

Spot deferred and variable price sales contracts: These contracts provide for the sale of future gold production in fixed quantities with delivery dates at our discretion over a period of up to 15 years.

Interest rate swaps: These instruments are used to counteract the volatility of variable short-term interest rates by substituting fixed interest rates over longer terms on cash and short term investments.

Foreign currency contracts: These instruments are used for the cash flows at our operating mines from forecasted expenditures denominated in Canadian and Australian dollars, to insulate them from currency fluctuations.

Gold lease rate swap contracts: These contracts are used to manage gold lease rate exposure.

In the most significant of these programs – the spot deferred and variable-price sales contracts – the contracts set a price for future gold and silver sales with significant flexibility to capture gold price upside in periods of higher prices. This effect is achieved as a result of our strong balance sheet, large reserves and diversified operations.

We mainly use over-the-counter (“OTC”) derivative contracts. These privately negotiated agreements, which provide superior terms compared to exchange-traded contracts, allow us to obtain favourable credit, tenor and flexibility terms. We do not enter into derivative instruments which we would consider leveraged.

B	Accounting for derivative instruments and hedging activities

Our spot deferred and variable price sales contracts are accounted for as executory sales contracts, as such we apply our normal revenue recognition principles to these contracts, which results in recognition of proceeds from the contracts as revenue at the date of physical delivery.

On the date we enter into a derivative contract, we designate it as either:

•	a fair value hedge of a recognized asset or liability;

•	a cash flow hedge of either a forecasted transaction or the variability of cash flows associated with a recognized asset or liability;

•	a foreign currency cash flow hedge of forecasted transactions; or

•	an instrument that is held for non-hedging purposes.

Fair-value hedges of recognized assets or liabilities: we record in earnings the net interest income/expense accrued on an interest rate derivative as an adjustment to the yield of the item being hedged over the term of the derivative.

Derivatives that qualify as cash-flow hedges: we record the fair value of the derivative in earnings at the same time as the forecasted transaction.

Interest-rate swaps designated as hedges of future interest receipts arising on our cash and short-term investments: gains and losses on the derivatives are recorded when the related interest receipts are recorded in earnings.

Foreign-currency contracts for Canadian or Australian capital and operating expenditures at our operating mines: gains and losses on the derivatives are recorded in earnings when these costs are recorded in earnings.

Non-hedge derivatives: Changes in the fair value are recorded in earnings as they occur.

All cash flows relating to derivative instruments are included under operating cash flows.

We formally document all relationships between derivative instruments and the items they are hedging, as well as the risk-management goals and strategy for entering into hedge transactions. This documentation includes linking all derivatives designated as fair-value, cash flow, or foreign-currency hedges to either specific assets and liabilities on the balance sheet or specific firm commitments or forecasted transactions.

For these documented relationships, we formally assess (both at the start of the hedge and on an ongoing basis) whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items, and whether those derivatives are expected to remain highly effective in the future.

If it is clear that a derivative is not highly effective as a hedge, we stop hedge accounting prospectively. Other circumstances under which we stop hedge accounting prospectively include:

•	a derivative expires or is sold, terminated, or exercised;

•	it is no longer probable that the forecasted transaction will occur; or

•	if we decide to remove the designation as a hedge from a derivative.

If it is clear that a forecasted transaction will not occur by the originally specified time, or within a further two-month period, gains and losses are recognized at once in earnings.

In all situations in which hedge accounting stops and a derivative remains outstanding, future changes in its fair value are recognized in earnings as they occur.

C	Gold and silver contracts outstanding at December 31, 2002

Maturity/Scheduled for delivery in	2003	2004	2005	2006	2007	2008+	Total

Gold contracts
Spot deferred contracts
Ounces (thousands)	2,800	1,350	1,550	1,540	1,500	7,200	15,940
Average price per ounce	$340	$345	$335	$338	$340	$343	$341
Variable price gold sales and option contracts
With “caps”
Ounces (thousands)	250	300	300	250	—	900	2,000
Average price per ounce at cap expiry date	$344	$310	$317	$332	—	$369	$345
With “caps” and “floors”
Ounces (thousands)	150	—	—	—	—	—	150
Cap price per ounce	$310	—	—	—	—	—	$310
Floor price per ounce	$280	—	—	—	—	—	$280

Total gold ounces (thousands)	3,200	1,650	1,850	1,790	1,500	8,100	18,090
Average price per ounce	$339	$339	$332	$337	$340	$346	$341

Silver contracts
Spot deferred contracts
Ounces (thousands)	11,000	9,000	9,000	3,300	3,000	—	35,300
Average price per ounce	$4.95	$5.14	$5.14	$5.19	$5.19	—	$5.09
Written silver call options
Ounces (thousands)	3,750	5,000	2,000	—	—	—	10,750
Average exercise price per ounce	$5.27	$5.28	$5.00	—	—	—	$5.22

Total silver ounces (thousands)	14,750	14,000	11,000	3,300	3,000	—	46,050
Average price per ounce	$5.03	$5.19	$5.11	$5.19	$5.19	—	$5.12

We also have off-take contracts for the sale of 1.7 million ounces of gold spread over 10 years, at then prevailing spot prices.

The largest single counterparty as of December 31, 2002 made up 13% of outstanding gold sales commitments.

Spot deferred gold sales contracts

We have entered into spot deferred gold sales contracts, with various counterparties, that fix selling prices at interim delivery dates for future gold production, and which act as an economic hedge against possible price fluctuations in gold. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date for any time during this period. At the time an interim delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

The average price of the spot deferred gold sales contracts in the table above reflects fixed prices at interim delivery dates and expected future price assumptions for periods where expected delivery dates differ from interim delivery dates. The large majority of contracts are fixed through 2006. The expected contract prices are determined based on estimated gold forward market prices. Forward gold market prices are principally influenced by the spot price of gold, gold lease rates and US dollar interest rates. In estimating these forward prices, we have incorporated an average gold lease rate assumption of 1.5% and assumptions of U.S. dollar interest rates consistent with market quotations for such rates. Variations between the gold lease rate and interest rate assumptions and the actual gold lease rates and interest rates will affect the final realized selling prices. Gold lease rate exposure is accounted for separately from our spot deferred gold sales contracts, and the economic impact flows through our earnings as part of “non-hedge derivative gains (losses)”. This gold lease rate exposure is 6.4 million ounces spread from 2004 to 2012, mainly for contracts with expected delivery dates beyond 2006.

Variable price gold sales contracts

Variable price gold sales contracts are contracts to deliver a specified quantity of gold on a future date determined by us. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date at any time during this 15-year period. All of the variable price gold sales contracts have expected delivery dates beyond 2007. The contract price equals the gold spot price on the interim delivery date subject to a specified maximum (“cap”) based on market conditions in the years shown in the table above, plus a fixed premium payable to us. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these interim delivery dates to the expected delivery date beyond 2007. Certain of these contracts also have a specified minimum (“floor”) price.

Spot deferred silver sales contracts and written silver call options

Spot deferred silver sales contracts have the same delivery terms and pricing mechanism as spot deferred gold sales contracts. A group of these contracts totaling 14.3 million ounces of silver are accounted for as executory contracts, as we physically deliver silver production into the contracts. For a separate group of contracts totaling 21 million ounces, we intend to financially settle these contracts. These contracts were marked to market until November 8, 2002 when we designated them as cash flow hedges.

Changes in fair value of our written silver call options are recorded in earnings as they occur.

D	Other derivative instruments outstanding as at December 31, 2002

Maturity	2003	2004	2005	2006	2007	2008+	Total

Interest rate contracts
Receive fixed — swaps and swaptions
Notional amount (millions)	—	$250	$75	$100	$475	—	$900
Fixed rate (%)	—	3.5%	2.7%	3.0%	5.6%	—	4.5%
Pay fixed — swaps and swaptions
Notional amount (millions)	—	—	—	—	—	$(344)	$(344)
Fixed rate (%)	—	—	—	—	—	5.6%	5.6%

Net notional position	—	$250	$75	$100	$475	$(344)	$556

Total return swaps
Notional amount (millions)	—	—	$17	—	—	—	$17

Foreign currency contracts
Canadian Dollar Forwards
C$ (millions)	$101	$118	$91	—	—	—	$310
Average Price (US$)	0.65	0.64	0.63	—	—	—	0.64
Canadian Dollar Min-Max Contracts
C$ (millions)	$173	—	—	—	—	—	$173
Average Cap Price (US$)	0.65	—	—	—	—	—	0.65
Average Floor Price (US$)	0.63	—	—	—	—	—	0.63
Australian Dollar Forwards
A$ (millions)	$175	$311	$283	$10	—	—	$779
Average Price (US$)	0.51	0.51	0.51	0.52	—	—	0.51
Australian Dollar Min-Max Contracts
A$ (millions)	$339	$10	$10	$10	—	—	$369
Average Cap Price (US$)	0.55	0.52	0.52	0.52	—	—	0.55
Average Floor Price (US$)	0.52	0.51	0.51	0.51	—	—	0.52

Fuel contracts
Barrels WTI (thousands)	240	—	—	—	—	—	240
Cap	$30	—	—	—	—	—	$30
Floor	$18	—	—	—	—	—	$18

Our interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

•	we have elected cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$483 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,148 million;

•	we have elected receive fixed interest rate swaps with a total notional amount of $650 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments (note 26); and we have elected receive fixed interest rate swaps with a total notional amount of $250 million to be accounted for a fair value hedge of fixed-rate debentures (refer note 15A).

•	we have elected an amortizing pay fixed interest rate swap with a total notional amount of $194 million as at December 31, 2002 to be accounted as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu (refer note 15B).

E	Non-hedge derivative gains (losses)

For the years ended December 31	2002	2001

Interest and lease rate contracts	$(30)	$(9)
Commodity contracts	(2)	51
Currency contracts	—	(15)

	$(32)	$27

F	Credit and market risks

By using derivative instruments, we expose ourselves to credit and market risk. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates. We manage the market risk associated with commodity prices, interest rate, gold lease rate, and foreign currency contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract, or in the case of total return swaps, the risk that a deterioration in credit quality of the underlying reference asset, or a credit default event, will give rise to a loss under the derivative instrument. If a counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair-value gain in a derivative. For our total return swaps, the maximum amount of credit risk is limited to the notional amount of the contract, plus or minus unrealized gains or losses. When the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we assume no repayment risk. We minimize our credit (or repayment) risk in derivative instruments by:

•	entering into transactions with high-quality counterparties whose credit ratings are generally “AA” or higher;

•	limiting the amount of exposure to each counterparty;

•	monitoring the financial condition of counterparties; and

•	by ensuring that the reference assets in total return swaps are highly diversified such that concentrations of credit risk do not arise.

When we have more than one outstanding derivative transaction with the same counterparty and we also have a legally enforceable master netting agreement with that counterparty, the “net” credit exposure represents the net of the positive and negative exposures with that counterparty. When there is a net negative exposure, we regard our credit exposure to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e., a legal right of a setoff of receivable and payable derivative contracts) between ourselves and that counterparty. Our policy is to use master netting agreements with all counterparties.

23	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy.

The accounting for an asset or liability may differ based on the type of instrument and/or its use in a risk management or investing strategy. The measurement approaches used in financial statements include the following:

•	recorded at fair value on the balance sheet with changes in fair value recorded each period in earnings;

•	recorded at cost (less other-than-temporary impairments) with changes in fair value not recorded in the financial statements but disclosed in the notes thereto; or

•	recorded at the lower of cost or market.

Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independent information as inputs. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Fair value information

At December 31	2002		2001

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets
Cash and equivalents(1)	$1,044	$1,044	$574	$574
Accounts receivable(1)	72	72	56	56
Investments(2)	36	30	209	205
Derivative assets(3)	—	—	24	57

	$1,152	$1,146	$863	$892

Financial liabilities
Accounts payable(1)	$164	$164	$155	$155
Long-term debt(4)	777	858	802	853
Derivative liabilities(3)	—	43	—	73

	$941	$1,065	$957	$1,081

(1)	Fair values of cash and deposits with banks, accounts receivable and accounts payable approximate their carrying amounts due to their short-term nature and the expectation of negligible credit losses.

(2)	Our investments in debt and equity securities are recorded at their estimated fair value. Quoted market prices, when available, are used to determine fair value. If quoted market prices are not available, then fair values are estimated by using quoted prices of instruments with similar characteristics or discounted cash flows.

(3)	The fair value of derivative instruments is determined based on liquid market pricing as evidenced by exchange traded prices, broker-dealer quotations or related input factors which assume all counterparties have the same credit rating.

(4)	The fair value of long-term debt is based on current market interest rates, adjusted for our credit quality.

24	SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our “other” segment includes mainly operations which have been, or are being, closed.

Income statement information

	Gold Sales			Operating costs			Segment income before income taxes

For the years ended December 31	2002	2001	2000	2002	2001	2000	2002	2001	2000

Goldstrike	$669	$806	$850	$440	$473	$401	$114	$195	$321
Pierina	300	320	295	96	45	41	52	100	78
Bulyanhulu	132	85	—	78	35	—	8	33	—
Kalgoorlie	123	—	—	86	—	—	21	—	—
Eskay Creek	120	—	—	21	—	—	58	—	—
Hemlo	96	—	—	63	—	—	21	—	—
Plutonic	104	—	—	60	—	—	29	—	—
Round Mountain	131	—	—	85	—	—	22	—	—
Other	272	113	162	144	80	91	66	20	43

	$1,947	$1,324	$1,307	$1,073	$633	$533	$391	$348	$442

Asset information

	Segment assets		Amortization			Segment capital expenditures

For the years ended December 31	2002	2001	2002	2001	2000	2002	2001	2000

Goldstrike	$1,689	$1,765	$115	$138	$128	$46	$257	$284
Pierina	512	642	152	175	176	5	12	49
Bulyanhulu	849	877	46	17	—	56	153	203
Pascua-Lama	626	475	—	—	—	11	83	149
Kalgoorlie	544	393	16	—	—	14	—	—
Eskay Creek	276	378	41	—	—	8	—	—
Hemlo	214	181	12	—	—	6	—	—
Plutonic	302	136	15	—	—	20	—	—
Round Mountain	136	157	24	—	—	8	—	—
Other	1,152	333	62	13	28	117	44	13

	$6,300	$5,337	$483	$343	$332	$291	$549	$698

Cash and short-term investments	1,080	783
Goodwill(1)	—	1,347
Other	324	221

Enterprise total	$7,704	$7,688

(1)	In 2002, following the allocation of goodwill to reporting units, segment assets include goodwill. In 2001, allocations of goodwill had not been finalized and therefore goodwill was presented separately from segment assets.

Segment income before income taxes

For the years ended December 31	2002	2001	2000

Segment total	$391	$348	$442
Provision for mining assets
Pascua-Lama	—	—	(883)
Goldstrike	—	—	(170)
Pierina	—	—	(184)
Other	—	—	(93)
Exploration and business development	(52)	(40)	(41)
Corporate expenses, net	(111)	(22)	(14)
Income taxes	1	(15)	175

Net income (loss)	$229	$271	$(768)

Geographic information

	Assets		Gold sales

For the years ended December 31	2002	2001	2002	2001	2000

United States	$2,209	$2,108	$895	$806	$850
Peru	728	647	300	320	295
Australia	1,466	845	314	—	—
Canada	606	748	296	83	80
Tanzania	904	884	132	85	—
Chile/Argentina	1,019	513	10	30	82
Goodwill	—	1,347	—	—	—
Other	772	596	—	—	—

	$7,704	$7,688	$1,947	$1,324	$1,307

25	JOINT VENTURES

Our major interests in joint ventures are our 50% interest in the Kalgoorlie Mine in Australia; our 50% interest in the Round Mountain Mine in the United States; and our 50% interest in the Hemlo Property in Canada. We acquired interests in the joint ventures in our merger with Homestake.

Summary financial information for joint ventures (100%)

For the years ended December 31	2002

Income statement information
Revenues	$647
Costs and expenses	577

Net income	$70

Cash flow information
Net cash provided by operating activities	$175
Net cash used in investing activities	$(54)
Net cash used in financing activities	$—

At December 31	2002	2001

Balance sheet information
Inventories	$51	$88
Property, plant and equipment	574	658
Intangible assets	103	—
Other assets	81	48
Goodwill	396	—

Total assets	$1,205	$794

Current liabilities	116	124
Long-term obligations	45	78

Total liabilities	$161	$202

26	CASH AND EQUIVALENTS

Cash and equivalents include cash, term deposits and treasury bills, with original maturities of less than 90 days. We anticipate having substantial cash balances for an extended period of time. As a result, we have entered into received fixed interest rate swaps with a total notional amount of $650 million that have been designated, and are effective, as cash flow hedges of expected future floating rate interest receipts. These swaps mature at various times from 2004 — 2007 (note 22).

27	SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31	2002	2001	2000

Components of other net operating activities
Reclamation costs	$15	$17	$13
Non-cash charges (credits):
Foreign currency translation adjustments (note 6)	(2)	8	—
Losses on short-term investments (note 9)	4	—	—
(Gains) losses on sale of property, plant and equipment	(4)	4	(1)
Amortization of deferred stock compensation (note 20A)	3	—	—
Changes in operating assets and liabilities:
Accounts receivable	(16)	(14)	20
Inventories and other current assets	45	34	(7)
Accounts payable and other current liabilities	(7)	117	50
Payments of merger and related costs	(50)	(13)	—
Derivative instruments	24	20	(21)
Payments of reclamation and closure costs	(70)	(35)	(9)
Other items	29	(81)	126

Other net operating activities	$(29)	$57	$171

Cash payments included in operating activities:
Interest, net of amounts capitalized	$57	$12	$4
Income taxes	$46	$7	$21